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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 3
                                       TO

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                         NATIONAL EDUCATION CORPORATION
                           (NAME OF SUBJECT COMPANY)

                          NICK ACQUISITION CORPORATION
                             HARCOURT GENERAL, INC.
                                    (BIDDER)

                            ------------------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    63577110
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 ERIC P. GELLER
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                               27 BOYLSTON STREET
                       CHESTNUT HILL, MASSACHUSETTS 02167
                           TELEPHONE: (617) 232-8200
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
           TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                            ------------------------

                                    Copy to:

                            ROBERT L. FRIEDMAN, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                           TELEPHONE: (212) 455-2000

                           CALCULATION OF FILING FEE


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            Transaction Valuation*                        Amount of Filing Fee**
--------------------------------------------------------------------------------------------
                 $859,753,902                                    $171,951
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



 * For purposes of calculating fee only. Based on the offer to purchase all of the outstanding shares of Common Stock of the Subject Company at $21.00 per share. This calculation assumes the purchase of 40,940,662 shares of Common Stock of the Subject Company (including 35,853,545 shares outstanding as of May 12, 1997, 2,902,357 shares subject to options to purchase Common Stock of the Company outstanding as of May 12, 1997 and a maximum of 2,184,760 shares that may be issued upon the conversion of the Subject Company's 6 1/2% Convertible Subordinated Debentures due 2011).


** 1/50 of 1% of Transaction Valuation. $12,227 is being wired with this Amendment No. 3 as $159,724 was previously paid.

[X] Check box if any of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amout Previously Paid:  $159,724              Filing Party:  Nick Acquisition Corporation
Form or Registration No.:  Schedule 14D-1     Date Filed:  April 21, 1997


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     This Amendment No. 3 amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed on April 21, 1997 (as amended, the "Schedule 14D-1") relating to the offer by Nick Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Harcourt General, Inc., a Delaware corporation (the "Parent" or "Harcourt"), to purchase all of the outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of National Education Corporation, a Delaware corporation (the "Company"), at an amended purchase price of $21.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 21, 1997, as amended and supplemented by the Supplement thereto dated May 14, 1997 (the "Supplement"), and in the related Letter of Transmittal. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-1.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     Item 1 is hereby amended and supplemented as follows:

          (a) Reference is hereby made to the information set forth in the Introduction of the Supplement, which is incorporated herein by reference in its entirety.

          (b) Reference is hereby made to the information set forth in Section 2 ("Price Range of Shares; Dividends") of the Supplement which is incorporated herein by reference in its entirety.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     Item 3 is hereby amended and supplemented as follows:


          (a)-(b) -- Reference is hereby made to the information set forth in the Introduction, Section 3 ("Background of the Amended Offer; Contacts with the Company"), Section 4 ("Plans for the Company"), Section 5 ("Merger Agreement") and Section 6 ("Certain Conditions of the Offer") of the Supplement, which is incorporated herein by reference in its entirety.


ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 4 is hereby amended and supplemented as follows:


          (a)-(b) -- Reference is hereby made to the information set forth in
     Section 7 ("Source and Amount of Funds") of the Supplement, which is incorporated herein by reference in its entirety.


ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     Item 5 is amended and supplemented as follows:

     The information provided in this Amendment No. 3 under Item 3 is hereby incorporated by reference.


     Reference is hereby made to the information set forth in the Introduction,
Section 1 ("Amended Terms of the Offer; Expiration Date"), Section 3 ("Background of the Amended Offer; Contacts with the Company"), Section 4 ("Plans for the Company"), and Section 5 ("Merger Agreement") of the Supplement, which is incorporated herein by reference in its entirety.

ITEM 10.  ADDITIONAL INFORMATION.


     Item 10 is hereby amended and supplemented as follows:



     (b)-(c), (e) -- Reference is hereby made to the information set forth in
Section 3 ("Background of the Amended Offer; Contacts with the Company "),
Section 5 ("Merger Agreement") and Section 8 ("Certain Legal Matters and Regulatory Approvals") of the Supplement, which is incorporated herein by reference in its entirety.



     (f) -- Reference is hereby made to the information set forth in the Supplement, a copy of which is attached as Exhibit 11(a)(12) hereto and which is incorporated herein by reference in its entirety.


ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.


(a)(12)     Supplement to the Offer to Purchase dated May 14, 1997
(a)(13)     Letter of Transmittal
(a)(14)     Notice of Guaranteed Delivery
(a)(15)     Form of letter to Brokers, Dealers, Commercial Banks, Trust Companies and
            Nominees
(a)(16)     Form of letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
            Companies and Nominees
(a)(17)     Guidelines of the Internal Revenue Service for Certification of Taxpayer
            Identification Number on Substitute Form W-9
(a)(18)     Form of Summary Advertisement dated May 14, 1997
(c)(1)      Agreement and Plan of Merger dated as of May 12, 1997 among the Parent, the
            Purchaser and the Company
(c)(2)      Letter Agreement and Mutual Release dated May 12, 1997 among the Parent, the
            Company and Sylvan Learning Systems, Inc.


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

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                      HARCOURT GENERAL, INC.

                                      By:   /s/ ERIC P. GELLER
                                         ---------------------------------------
                                         Name: Eric P. Geller
                                         Title:  Senior Vice President, General
                                             Counsel and Secretary

                                      NICK ACQUISITION CORPORATION

                                      By:   /s/ ERIC P. GELLER
                                         ---------------------------------------
                                         Name: Eric P. Geller
                                         Title:  Vice President and Secretary

Date: May 14, 1997

                                 EXHIBIT INDEX


 EXHIBIT                                                                                PAGE
   NO.                                     DESCRIPTION                                  NO.
---------   --------------------------------------------------------------------------  ----
11(a)(12)   Supplement to the Offer to Purchase dated May 14, 1997....................
11(a)(13)   Letter of Transmittal.....................................................
11(a)(14)   Notice of Guaranteed Delivery.............................................
11(a)(15)   Form of letter to Brokers, Dealers, Commercial Banks, Trust Companies and
            Nominees..................................................................
11(a)(16)   Form of letter to Clients for use by Brokers, Dealers, Commercial Banks,
            Trust Companies and Nominees..............................................
11(a)(17)   Guidelines of the Internal Revenue Service for Certification of Taxpayer
            Identification Number on Substitute Form W-9..............................
11(a)(18)   Form of Summary Advertisement dated on May 14, 1997.......................
11(c)(1)    Agreement and Plan of Merger dated as of May 12, 1997 among the Parent, the Purchaser and the Company.............................................
11(c)(2)    Letter Agreement and Mutual Release dated May 12, 1997 among the Parent, the Company and Sylvan Learning Systems, Inc..............................